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Lost Spirits Technology

 **San Francisco Art Institute**

Bryan Alexander Davis · 3rd

Co-Founder, Distiller, R&D at Lost Spirits

San Francisco Bay Area · 492 connections · Contact info

About

Lost Spirits developed the first distilled spirits aging system capable of producing fully mature spirits without using oak barrels. The system has been shown to produce products with a near identical chemical signature to those aged for 20 years or more using traditional means.



The new spirit of innovation | Bryan...

Experience

Technology Development / Co-founder

Lost Spirits Technology

Dec 2009 – Present · 10 yrs 3 mos

Silicon Valley

Co-founder, R&D.

Education



San Francisco Art Institute

3.9

Skills & Endorsements

Entrepreneurship · 28

Paula Alejandra Lora Pineda and **27 connections** have given endorsements for this skill

Start-ups · 17

Larry Sarbit and **16 connections** have given endorsements for this skill

Distillation · 16

Daniel Eckman and **15 connections** have given endorsements for this skill

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Recommendations

Received (3)   Given (7)

Helena Tiare Olsen
Owner of A Mountain of
Crushed Ice

February 7, 2015, Helena Tiare
worked with Bryan Alexander
but at different companies

I start to believe that there´s nothing that Bryan cannot do....he
makes the impossible possible and the result is as it is already
said - delicious! innovative like few others, delivers premium
quality products and is a very great guy!



Forrest Cokely C.S.S.
Factotum at Wille's Tin
Shop

March 28, 2014, Forrest worked
with Bryan Alexander but at
different companies

Bryan . . .magic maker. This guy see's an idea and makes it
happen! Lucky for us it is delicious... He pushes the boundaries
of current knowledge in his field by digging into techniques from
the past and adapting them to current utility.

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Accomplishments

6 **Honors & Awards**   ⌄

America's Best Distillery Tour • Liquid Gold • Worlds Best Distillery Experience • Worlds Best
Distillery Experience (tie) • GP100 Top 100 products of 2015 • Global innovator of the year 2015

1 **Language**   ⌄

English

1 **Publication**   ⌄

How To Make Whiskey

Interests



Single Malt Scotch Whisky Enthu...
2,024 members



San Francisco Art Institute
11,884 followers